Filed Pursuant to Rule 424(b)(5)

Registration No. 333-176218

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
5 5/8% Senior Notes due 2024	$1,000,000,000	$114,600

(1)	The filing fee of $114,600 is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended, and has been transmitted to the Securities and Exchange Commission in connection with the securities offered from Registration Statement File No. 333-176218 by means of this prospectus supplement.

PROSPECTUS SUPPLEMENT

(to Prospectus Dated August 10, 2011)

Newfield Exploration Company

$1,000,000,000

5  5/8% Senior Notes due 2024

We are offering $1,000,000,000 aggregate principal amount of our 5 5/8% Senior Notes due 2024, which will mature on July 1, 2024.

We will pay interest on the notes on each January 1 and July 1, beginning on January 1, 2013. We may redeem, at our option, all or part of the notes at a make-whole redemption price plus accrued and unpaid interest to, but not including, the date of redemption. The redemption provisions are more fully described in this prospectus supplement under “Description of the Notes — Optional Redemption.”

The notes will be our senior unsecured obligations, will rank equally with all of our other existing and future senior indebtedness, and will rank senior to our outstanding senior subordinated notes and any of our future subordinated obligations. The notes will be effectively subordinated to all of our future secured indebtedness to the extent of the value of the collateral securing such debt and will be structurally subordinated to all existing and future indebtedness of our subsidiaries. The notes will initially not be guaranteed by any of our subsidiaries.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-12 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price(1)	100.000%	$1,000,000,000
Underwriting Discounts	0.875%	$8,750,000
Proceeds to Us Before Expenses	99.125%	$991,250,000

(1)	Plus accrued interest from June 26, 2012, if settlement occurs after that date.

The underwriters expect to deliver the notes to purchasers in book-entry form only, through the facilities of The Depository Trust Company, Clearstream Banking S.A. and Euroclear Bank S.A./N.V., as operator of the Euroclear System, on or about June 26, 2012 against payment therefor in immediately available funds.

Sole Book-Running Manager

Wells Fargo Securities

Co-Managers
J.P. Morgan	Goldman, Sachs & Co.	Mitsubishi UFJ Securities
DNB Markets	Barclays	Mizuho Securities
CIBC	Citigroup	RBC Capital Markets
SMBC Nikko		US Bancorp

June 19, 2012

You should rely only on the information incorporated by reference or provided in this prospectus supplement or in the accompanying prospectus or in a free writing prospectus provided by us. We have not, and the underwriters have not, authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer is not permitted.

You should not assume that the information contained in the documents incorporated by reference or provided in this prospectus supplement or in the accompanying prospectus is accurate as of any date other than the date of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes our business and the specific terms of the offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the offering. If information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. You should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated herein or therein by reference in their entirety. You should pay special attention to “Risk Factors” beginning on page S-12 of this prospectus supplement and on page 2 of the accompanying prospectus to determine whether an investment in notes is appropriate for you. For purposes of this prospectus supplement and the accompanying prospectus, unless otherwise indicated or the context otherwise requires, references to “the Company”, “us”, “we”, “our” or “Newfield” are to Newfield Exploration Company and its subsidiaries, except that in the section entitled “Description of the Notes”, such terms refer only to Newfield Exploration Company and not any of its subsidiaries. Unless otherwise noted, capitalized terms used in this prospectus supplement have the same meanings as used in the accompanying prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents we incorporate by reference herein may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to in this prospectus supplement as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to in this prospectus supplement as the Exchange Act. All statements other than statements of historical facts included in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference herein, including statements regarding estimated or anticipated operating and financial data, planned capital expenditures, future drilling plans and programs, expected production rates, the availability and sources of capital resources to fund capital expenditures, estimates of proved reserves and the estimated present value of such reserves, our financing plans, results of our concurrent tender offer for the 2016 Notes (as defined herein) and any subsequent redemption of such notes and our business strategy and other plans and objectives for future operations, are forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements are based upon assumptions and anticipated results that are subject to numerous uncertainties and risks. Actual results may vary significantly from those anticipated due to many factors, including:

•	oil and natural gas prices and demand;

•	operating hazards inherent in the exploration for and production of oil and gas;

•	general economic, financial, industry or business trends or conditions;

•	the impact of, and changes in, legislation, law and governmental regulations;

•	the impact of regulatory approvals;

•	the availability of the securities, capital or credit markets and the cost of capital to fund our operations and business strategies;

•

the ability and willingness of current or potential lenders, hedging contract counterparties, customers, and working interest owners to fulfill their obligations to us or to enter into transactions with us in the future on terms that are acceptable to us;

•	the availability of transportation and refining capacity for the crude oil we produce in the Uinta Basin;

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•	drilling risks and results;

•	the prices of goods and services;

•	the availability of drilling rigs and other support services;

•	global events that may impact our domestic and international operating contracts, markets and prices;

•	labor conditions;

•	weather conditions;

•	environmental liabilities that are not covered by an effective indemnity or insurance;

•	competitive conditions;

•	civil or political unrest in a region or country;

•	our ability to monetize non-strategic assets, pay debt and the impact of changes in our investment ratings;

•	electronic, cyber or physical security breaches;

•	changes in tax rates;

•	uncertainties and changes in estimates of reserves;

•	the effect of worldwide energy conservation measures;

•	the price and availability of, and demand for, competing energy sources; and

•

the other factors affecting our business described in “Risk Factors” beginning on page S-12 of this prospectus supplement and elsewhere in the documents incorporated by reference in this prospectus supplement.

These factors are not necessarily all of the important factors that could affect us and the information contained in this prospectus supplement and the documents incorporated by reference into this prospectus supplement identify additional factors that could affect our operating results and performance. We urge you to carefully consider these factors. Unless securities laws require us to do so, we do not undertake any obligation to publicly correct or update any forward-looking statements whether as a result of changes in internal estimates or expectations, new information, subsequent events or circumstances or otherwise. All forward-looking statements attributable to our company are expressly qualified in their entirety by this cautionary statement.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement or the accompanying prospectus or in documents incorporated by reference herein or therein. You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein and therein in their entirety for a better understanding of the offering. You should read “Risk Factors” beginning on page S-12 of this prospectus supplement and on page 2 of the accompanying prospectus for more information about important factors that you should consider before buying notes in the offering.

Newfield Exploration Company

Newfield Exploration Company, a Delaware corporation formed in 1988, is an independent energy company engaged in the exploration, development and production of crude oil, natural gas and natural gas liquids. Our principal domestic areas of operation include the Mid-Continent, the Rocky Mountains and onshore Texas. Internationally, we focus on offshore oil developments in Malaysia and China. Our executive offices are located at 4 Waterway Square Place, Suite 100, The Woodlands, Texas 77380, our telephone number is (281) 210-5100, and our website can be found at www.newfield.com. Information contained on our website is not incorporated by reference into this prospectus supplement and you should not consider information contained on our website as part of this prospectus supplement.

Our Founding Business Principles

We are guided by our founding business principles. These principles are the foundation for our success and are practiced every day in running our current business and creating our future strategy. These principles include:

•	talented employees;

•	focus;

•	balance of exploration and acquisitions;

•	emphasis on technology and teamwork;

•	mindset of an independent;

•	control of operations; and

•	employee ownership.

Our Business Strategy

Our mission is to create long-term stockholder value by safely, ethically and profitably exploring for, acquiring and developing oil and natural gas resources. Our business strategy has led us into unconventional resource plays that have lengthened our reserve life. Today we have a diversified asset portfolio capable of sustainable growth. Our core strategy consists of the following key elements:

•	maintaining a diversified portfolio of core assets;

•	maintaining a strong capital structure;

•	growing through a combination of development drilling and select acquisitions;

•	operating our assets and improving operational efficiencies; and

•	attracting and retaining quality employees and ensuring their interests are aligned with our stockholders’ interests.

Maintaining a Diversified Portfolio of Core Assets. Over the last several years, we have diversified our portfolio of assets and therefore our exposure to the unique risks our industry faces, such as geologic, geographic and commodity price risks (crude oil and natural gas). We believe that our diverse asset portfolio helps us mitigate these risks and provides us with the flexibility to respond quickly to the volatility in the oil and gas industry. In line with this element of our strategy, our 2012 plans include:

•	Focusing on our oil and liquids-rich assets that today provide higher returns due to weak natural gas prices;

•	Growing oil and liquids-rich production to more than 50% of our total production;

•	Allocating substantially all of our planned $1.5 to $1.7 billion capital investments to our oil and liquids-rich assets; and

•	Limiting investments in natural gas, accepting natural field declines in our gas assets and preserving future opportunities in our major held-by-production natural gas assets.

Maintaining a Strong Capital Structure.    We believe that maintaining a strong capital structure is central to our strategy. A strong balance sheet preserves financial flexibility and helps ensure that we maintain sufficient liquidity to implement our overall business strategy. In line with this element of our strategy, our 2012 plans include:

•	Living within our internal resources, including cash flows from operations, proceeds from non-strategic asset sales and, if needed, the use of our credit facility;

•	Continuing to monetize non-strategic assets and using the proceeds to develop oil and liquids-rich plays and manage our leverage ratios; and

•	Using derivative markets, when attractive, to hedge a portion of our future production to manage commodity price risk and to help ensure adequate funds to execute our drilling programs.

Growing Through a Combination of Development Drilling and Select Acquisitions.    Throughout our history, our growth has come from a combination of select acquisitions and exploration and exploitation drilling. We develop resources in our focus areas while continually looking for new opportunities in and around these areas. To manage risks associated with our strategy to grow reserves through drilling, substantially all of the wells we drilled in 2011 were lower-risk with low to moderate reserve potential. Since 2000, we have completed six significant acquisitions that led to the expansion of our operating areas or the establishment of new focus areas onshore in the United States. Our most recent acquisition was the 2011 acquisition of approximately 65,000 net acres in the Uinta Basin. We also have recently assembled a 125,000 net-acre position in the Anadarko Basin’s prolific Cana Woodford play in Oklahoma. Both of these transactions fit well with our existing properties and are in areas where our core competencies are applicable. In line with this element of our strategy, our 2012 plans include:

•	Focusing on developing domestic, unconventional resource plays of scale;

•	Delivering more than 25% oil and liquids growth by focusing on developing our fields in the Uinta and Williston basins and offshore Malaysia;

•	Assessing and developing our oil and liquids-rich Cana Woodford play in the Anadarko Basin; and

•	Continuing to consider select acquisition opportunities aligned with our strategy and asset base.

Operating our Assets and Improving Operational Efficiencies.    We prefer to operate our properties. By controlling operations, we can better manage the timing of their development and production, control operating expenses and capital expenditures, ensure the appropriate application of technologies and promote safety and corporate responsibility. We operate a significant portion of our total net production and believe that improving operational efficiencies requires extensive knowledge of the geologic and operating conditions in the areas where we operate. Therefore, we focus our efforts on a limited number of geographic areas where our core competencies provide a competitive advantage and can positively influence operational efficiencies. Geographic focus also allows for the more efficient use of both our capital and human resources. In line with this element of our strategy, our 2012 plans include:

•

Improving operational efficiencies by focusing on our unconventional resource plays that have vast acreage positions and deep inventories of lower-risk drilling locations — these plays lend themselves to efficiency gains in drilling and completion operations and provide sustainable growth profiles;

•

Increasing corporate responsibility awareness and continuing to encourage all of our people to maintain safe operations, minimize environmental impact and conduct their daily business with the highest of ethical standards;

•	Focusing on superlative execution; and

•	Ensuring that the right people are deployed on the right projects.

Attracting and Retaining Quality Employees and Ensuring Their Interests are Aligned with our Stockholders’ Interests.    “Employees” are represented in two of our founding business principles. We believe in hiring top-tier talent and are committed to their education and development. We believe that employees should be rewarded for their performance and that their interests should be aligned with our stockholders’ interests. As a result, we reward and encourage our employees through performance-based compensation and equity ownership.

2012 Capital Investments

Our 2012 capital budget is $1.5 to $1.7 billion, excluding acquisitions and approximately $210 million of capitalized interest and overhead. Substantially all of our capital investments will be allocated to oil or liquids-rich gas projects. The budget will be funded through our estimate of 2012 cash flows from operations, non-strategic assets sales and the use of our credit facility, as needed. Approximately $312 million in non-strategic asset sales closed in the first quarter of 2012. We are also exploring strategic options for our assets in the Gulf of Mexico.

Our oil and liquids production is expected to grow more than 25% in 2012. Conversely, our natural gas production will decrease as much as 15% in 2012 due to natural field declines and reduced investments. We expect our 2012 production to range from 292 – 302 Bcfe.

Our estimated 2012 capital investments by area are shown below:

Summary of Reserve and Production Data

At year-end 2011, we had proved reserves of 3.9 Tcfe, a 5% increase over proved reserves at year-end 2010, which were 60% natural gas and 54% proved developed. Our probable reserves were 65% natural gas. Our year-end 2011 proved reserve life index was approximately 13 years. Our 2011 production was 300 Bcfe.

We have achieved substantial growth in proved reserves during the past five fiscal years. The following table shows our year-end proved reserves and annual production for each of the indicated years.

	2007	2008	2009	2010	2011
Proved reserves:
Natural gas (Bcf)	1,810	2,110	2,605	2,492	2,333
Oil, condensate and natural gas liquids (MMBbls)	114	140	169	204	263
Total proved reserves (Bcfe)	2,496	2,950	3,616	3,712	3,911
Annual production(1)(2):
Natural gas (Bcf)	179.8	163.9	168.4	186.9	175.2
Oil and condensate (MBbls)	10,020	11,424	14,165	16,073	19,658
Total annual production (Bcfe)	239.9	232.4	253.4	283.3	293.1

(1)	Historically, natural gas liquids (NGLs) volumes have been reported in natural gas production volumes. Effective January 1, 2011, NGLs are reported in barrels and included with total oil and condensate production. As such, all production volumes for periods prior to 2011 have been reclassified for comparability between periods.

(2)	Represents volumes lifted and sold regardless of when produced. Excludes natural gas produced and consumed in our operations of 5.4 Bcfe in 2007, 4.0 Bcfe in 2008 and 2009, 5.3 Bcfe in 2010 and 6.8 Bcfe in 2011.

Concurrent Tender Offer

Concurrently with this notes offering, we are conducting a cash tender offer, referred to herein as the Tender Offer, for any or all of the $550 million outstanding principal amount of our 6 5/8% Senior Subordinated Notes due 2016, referred to herein as the 2016 Notes. In connection with the Tender Offer, we are seeking consents to eliminate substantially all of the restrictive covenants included in the terms of the 2016 Notes. The Tender Offer is scheduled to expire on July 17, 2012, subject to our right to extend the offer. We expect that the aggregate consideration payable if we acquire all of the outstanding 2016 Notes in the Tender Offer would be approximately $565 million excluding accrued and unpaid interest but including fees and expenses (which assumes all 2016 Notes are tendered and purchased by the early consent date specified with respect to the Tender Offer). The Tender Offer is being made pursuant to the Offer to Purchase and Consent Solicitation Statement issued in connection with the Tender Offer, and this prospectus is not an offer to purchase or a solicitation of any consent with respect to any of the 2016 Notes. We intend to finance the purchase of the 2016 Notes in the Tender Offer with a portion of net proceeds from this offering. The closing of the Tender Offer will be conditioned on, among other things, the completion of this offering on terms satisfactory to us. The Tender Offer is also conditioned on at least a majority of the principal amount outstanding of the 2016 Notes being tendered and not withdrawn. We are permitted, among other things, to amend or terminate the Tender Offer, and there is no assurance that the Tender Offer will be consummated in accordance with its terms, or at all. We may redeem any 2016 Notes that are not tendered pursuant to the Tender Offer.

Wells Fargo Securities, LLC is the sole dealer manager for the Tender Offer. Certain of the underwriters and their affiliates may hold our 2016 Notes, which may be repurchased pursuant to the Tender Offer. Please read “Use of Proceeds” and “Underwriting (Conflicts of Interest)” in this prospectus supplement.

The Offering

The following summary is provided solely for your convenience. This summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus supplement. For a more detailed description of the notes and definitions of some of the terms used in this summary, see “Description of the Notes” elsewhere in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

Issuer	Newfield Exploration Company

Securities Offered	$1,000,000,000 aggregate principal amount of 5 5/8% Senior Notes due 2024.

Maturity Date	July 1, 2024.

Interest	5 5/8% per annum, payable semi-annually on each January 1 and July 1, commencing January 1, 2013. Interest will accrue from June 26, 2012.

Ranking	The notes will be our unsecured senior debt. The notes will rank equally in right of payment with all of our other existing and future senior indebtedness that is not specifically subordinated, and senior to all of our existing senior subordinated notes and any future indebtedness that is expressly subordinated to the notes. The notes will effectively rank junior to any future secured indebtedness and will be structurally subordinated to all existing and future indebtedness of our subsidiaries.

As of March 31, 2012, after giving effect to (i) the issuance and sale of the notes, (ii) the April 30, 2012 redemption of our 6 5/8 Senior Subordinated Notes due 2014, and (iii) the application of the net proceeds as set forth under “Use of Proceeds” in this prospectus supplement to repay a portion of the borrowings outstanding under our credit facility and assuming we purchase all of our 2016 Notes in the Tender Offer, we would have had $3.045 billion of long-term indebtedness outstanding (excluding indebtedness of our subsidiaries), of which $1.295 billion would be subordinated to the notes, and approximately $1.435 billion available under our credit facility and money market lines of credit (which we refer to collectively herein as our credit arrangements). At March 31, 2012, our subsidiaries had no outstanding indebtedness for borrowed money and approximately $772 million of other liabilities, excluding intercompany liabilities and deferred revenues.

Optional Redemption	We may redeem, at our option, all or part of the notes at a make-whole redemption price plus accrued and unpaid interest to, but not including, the redemption date. See “Description of the Notes — Optional Redemption”.

Certain Covenants	We will issue the notes under an indenture containing covenants for the benefit of noteholders. These covenants restrict us from taking certain actions, including, but not limited to, creating certain liens securing debt, entering into certain sale-leaseback transactions and engaging in certain merger, consolidation and asset sale transactions.

The terms of the indenture do not limit our ability to incur additional indebtedness, senior or otherwise. See “Description of the Notes — Certain Covenants”.

Change of Control	If certain change of control events occur, we may be required to offer to purchase all outstanding notes at a price of 101% of the principal amount thereof plus accrued and unpaid interest. See “Description of the Notes — Change of Control”.

Use of Proceeds

We intend to use the net proceeds from this offering (i) to fund the purchase of up to $550 million principal amount of the 2016 Notes in the Tender Offer, (ii) to repay a portion of the borrowings outstanding under our credit arrangements, which were used to fund the redemption of our 6 5/8% senior subordinated notes due 2014, and (iii) for general working capital purposes. Amounts repaid under our credit arrangements may be reborrowed subject to the terms of the arrangements. This offering is not contingent upon the closing of the Tender Offer. To the extent that we purchase less than all of the 2016 Notes in the Tender Offer or do not complete the Tender Offer, we may use a portion of the net proceeds from this offering to redeem 2016 Notes not purchased in the Tender Offer, and expect to use any net proceeds not used to redeem 2016 Notes to repay additional outstanding borrowings under our credit arrangements or for general corporate purposes. Pending the application of the net proceeds to finance the Tender Offer, we intend to reduce the outstanding borrowings under our credit arrangements, and we may temporarily invest the remaining net proceeds in cash equivalents or short-term investments. Please read “— Concurrent Tender Offer” and “Use of Proceeds” in this prospectus supplement.

Conflicts of Interest	Affiliates of certain of the underwriters are lenders under our credit arrangements, and in such capacity will receive a portion of the net proceeds of this offering. Additionally, Wells Fargo Securities, LLC is the sole dealer manager for the Tender Offer. Certain of the underwriters and their affiliates may hold our 2016 Notes, which may be repurchased pursuant to the Tender Offer, and as such may receive a portion of the net proceeds from this offering. Please read “Use of Proceeds,” and “Underwriting (Conflicts of Interest)” in this prospectus supplement.

Risk Factors	An investment in the notes involves certain risks that you should carefully evaluate prior to making an investment. See “Risk Factors” beginning on page S-12 of this prospectus supplement and on page 2 of the accompanying prospectus.

SUMMARY SELECTED FINANCIAL DATA

We derived the summary selected historical financial data as of and for the year ended December 31, 2011 from our audited financial statements. We derived the summary selected historical financial data as of and for the three months ended March 31, 2012 and for the three months ended March 31, 2011 from the unaudited financial statements in our Form 10-Q for the quarter ended March 31, 2012, which is incorporated by reference herein. We derived the summary selected historical financial data as of March 31, 2011 from the unaudited financial statements in our Form 10-Q for the quarter ended March 31, 2011, which is not incorporated by reference herein.

The following table should be read together with, and is qualified in its entirety by reference to, the historical financial statements and the accompanying notes incorporated by reference in this prospectus supplement.

	Year Ended December 31,	Three Months Ended March 31,
	2011	2011	2012
		(Unaudited)
	(dollars in millions)
Income statement data:
Oil and gas revenues	$2,471	$545	$678
Operating expenses:
Lease operating	453	93	127
Production and other taxes	330	71	83
Depreciation, depletion and amortization	767	166	226
General and administrative	185	37	45

Total operating expenses	1,735	367	481

Income from operations	736	178	197
Other income (expenses):
Interest expense	(175)	(40)	(51)
Capitalized interest	82	18	18
Commodity derivative income (expense)	195	(182)	24
Other	2	(1)	(1)

Total other income (expenses)	104	(205)	(10)

Income (loss) before income taxes	840	(27)	187
Income tax provision (benefit):
Current	93	23	48
Deferred	208	(33)	23

Total income tax provision (benefit)	301	(10)	71

Net income (loss)	$539	$(17)	$116

Balance sheet data (at end of period):
Working capital	$(157)	$(224)	$(63)
Property and equipment, net	8,020	6,858	7,999
Total assets	8,991	7,716	9,037
Total long-term debt	3,006	2,428	2,920
Total stockholders’ equity	3,920	3,328	4,042
Other financial data:
Net cash provided by operating activities	$1,589	$309	$212
Net cash used in investing activities	(2,236)	(407)	(168)
Net cash provided by (used in) financing activities	684	115	(93)
EBITDA(1)	1,700	161	446
Adjusted EBITDA(1)	1,729	404	464

(1)	EBITDA and Adjusted EBITDA are considered non-GAAP financial measures. See “— Non-GAAP Financial Measures”.

Non-GAAP Financial Measures

EBITDA is defined as income from operations before net interest expense, dividends, income taxes, depreciation, depletion and amortization. Adjusted EBITDA is defined as EBITDA before ceiling test and other impairments, non-cash stock compensation expense and the net unrealized loss on commodity derivatives. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing the utility of these measures. These measures are calculated as follows:

	Year Ended December 31,	Three Months Ended March 31,
	2011	2011	2012
		(Unaudited)
	(dollars in millions)
Net income (loss)	$539	$(17)	$116
Adjustments to derive EBITDA:
Interest expense, net of capitalized interest	93	22	33
Income tax provision (benefit)	301	(10)	71
Depreciation, depletion and amortization	767	166	226

EBITDA	$1,700	$161	$446

Adjustments to derive Adjusted EBITDA:
Non-cash stock compensation expense	29	6	8
Net unrealized (gain) loss on commodity derivatives(1)	—	237	10

Adjusted EBITDA	$1,729	$404	$464

(1)	For a discussion of commodity derivatives, please see “Oil and Gas Hedging” in Part I, Item 2 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.

EBITDA and Adjusted EBITDA are used as supplemental financial measures by our management and by external users of financial statements such as investors, commercial banks, research analysts and rating agencies, to assess:

•

the financial performance of our assets without regard to financing methods, capital structures, the ability of our assets to generate cash sufficient to pay interest and support our indebtedness, historical costs and changes in the market value of our commodity derivatives;

•	our operating performance and return on capital as compared to those of other companies, without regard to financing and capital structure; and

•	the viability of projects and the overall rates of return on alternative investment opportunities.

EBITDA and Adjusted EBITDA should not be considered alternatives to net income or income from operations, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. generally accepted accounting principles (GAAP). These non-GAAP financial measures are not intended to represent GAAP-based cash flows.

We have reconciled our EBITDA and Adjusted EBITDA amounts to our consolidated net cash provided by operating activities.

	Year Ended December 31,	Three Months Ended March 31,
	2011	2011	2012
		(Unaudited)
	(dollars in millions)
EBITDA	$1,700	$161	$446
Adjustments to derive Adjusted EBITDA:
Non-cash stock compensation expense	29	6	8
Net unrealized (gain) loss on commodity derivatives	—	237	10

Adjusted EBITDA	$1,729	$404	$464

Adjustments to reconcile Adjusted EBITDA to net cash provided by operating activities:
Interest expense, net of capitalized interest	(93)	(22)	(33)
Current income tax provision	(93)	(23)	(48)
Changes in operating assets and liabilities	40	(52)	(175)
Other non-cash items	6	2	4

Net cash provided by operating activities	$1,589	$309	$212

Ratio of Earnings to Fixed Charges

We have presented in the table below our historical consolidated ratio of earnings from continuing operations to fixed charges for the periods shown.

	Year Ended December 31,							Three Months Ended March 31,
	2007	2008		2009		2010	2011	2012
Ratio of earnings to fixed charges	3.4 x	—	(1)	—	(1)	5.8 x	5.2 x	4.2 x

(1)	Earnings for 2008 and 2009 were insufficient to cover fixed charges by $595 million and $936 million, respectively, due to non-cash charges related to ceiling test write-downs and other impairments of approximately $1.9 billion in 2008 and a ceiling test write-down of approximately $1.3 billion in 2009.

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes plus fixed charges (excluding capitalized interest) and fixed charges consist of interest (both expensed and capitalized) and the estimated interest component of rent expense, which management believes is a reasonable approximation of the interest factor.

RISK FACTORS

Please refer to “Risk Factors” and other discussions in our Annual Report on Form 10-K for the year ended December 31, 2011, our Quarterly Reports on Form 10-Q filed with the SEC thereafter, our Current Report on Form 8-K filed with the SEC on June 19, 2012 and our other filings with the SEC, which are incorporated by reference herein, for a description of important risks and uncertainties associated with our business and an investment in our securities, including the notes offered by this prospectus supplement. The following are risk factors specific to an investment in the notes.

Risks Related to the Notes

Your right to receive payments on the notes is effectively junior to our future secured debt and the debt and other obligations of our subsidiaries.

The notes will be senior obligations of Newfield. The notes will rank equally in right of payment with all of our other existing and future senior debt. The notes will not be secured by any of our property or assets. The payment of the principal or premium, if any, on and interest on the notes will be effectively subordinated in right of payment to the prior payment in full of any of our future secured indebtedness.

All of our international, U.S. Mid-Continent and Rocky Mountain properties, a significant portion of our onshore Gulf Coast properties and a small portion of our Gulf of Mexico properties are owned by our subsidiaries. Distributions or advances from our subsidiaries are a source of funds to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the notes. Note-holders will have a junior position to the claims of creditors, including trade creditors and tort claimants, of our subsidiaries that do not guarantee the notes and to all secured creditors of our subsidiaries, whether or not they guarantee the notes, with respect to the assets securing the claims of those secured creditors. Initially, none of our subsidiaries will guarantee the notes.

The indenture governing the notes will permit us and the subsidiary guarantors, if any, to incur additional secured debt in the future. If we or a subsidiary guarantor is declared bankrupt, becomes insolvent or is liquidated or reorganized, any secured debt of ours or that subsidiary guarantor will be entitled to be paid in full from our assets or the assets of the guarantor, as applicable, securing that debt before any payment may be made with respect to the notes or the affected guarantees. Holders of the notes would participate ratably with all holders of senior unsecured indebtedness.

Federal and state statutes allow courts, under specific circumstances, to void subsidiary guaranties.

The indenture governing the notes does not require any subsidiary to guarantee the notes unless that subsidiary guarantees other indebtedness of ours as described under “Description of the Notes”. Currently, there are no subsidiary guarantors. Various fraudulent conveyance laws have been enacted for the protection of creditors, and a court may use these laws to subordinate or avoid any subsidiary guaranty that may be delivered in the future. A court could avoid or subordinate a subsidiary guaranty in favor of that subsidiary guarantor’s other creditors if the court found that either:

•

the guaranty was incurred with the intent to hinder, delay or defraud any present or future creditor or the subsidiary guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others; or

•	the subsidiary guarantor did not receive fair consideration or reasonably equivalent value for issuing its subsidiary guaranty;

and, in either case, the subsidiary guarantor, at the time it issued the subsidiary guaranty:

•	was insolvent or rendered insolvent by reason of the issuance of the subsidiary guaranty;

•	was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured.

Among other things, a legal challenge of the subsidiary guaranty on fraudulent conveyance grounds may focus on the benefits, if any, realized by the subsidiary guarantor as a result of our issuance of the notes or the delivery of the subsidiary guaranty. To the extent the subsidiary guaranty was avoided as a fraudulent conveyance or held unenforceable for any other reason, you would cease to have any claim against that subsidiary guarantor and would be solely a creditor of us and of any subsidiary guarantors whose subsidiary guaranties were not avoided or held unenforceable. In that event, your claims against the issuer of an invalid subsidiary guaranty would be subject to the prior payment of all liabilities of that subsidiary guarantor.

Note-holders may find it difficult to sell their notes because an active market for the notes may not develop.

We do not know the extent to which investor interest will lead to the development of a trading market for the notes or how liquid that market might be. As a result, the market price of the notes could be adversely affected.

The market price of the notes also could be adversely affected by factors such as:

•	the number of potential buyers;

•	the level of liquidity of the notes;

•	ratings published by major credit rating agencies;

•	our financial performance;

•	the amount of indebtedness we have outstanding;

•	the level, direction and volatility of market interest rates generally;

•	the market for similar securities;

•	the redemption and repayment features of the notes; and

•	the time remaining to the maturity of the notes.

As a result of these factors, note-holders may only be able to sell their notes at prices below those they believe to be appropriate, including prices below the price they paid for them.

Our future debt level may limit our flexibility to obtain additional financing and pursue other business opportunities.

The amount of our future debt could have significant effects on our operations, including, among other things:

•	constraining a substantial portion of our cash flow that is dedicated to the payment of principal and interest on our future debt and therefore may not be available for other purposes;

•	negatively affecting credit rating agencies’ view of our creditworthiness;

•

limiting our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities, because the covenants contained in our existing and future credit and debt arrangements will require us to continue to meet financial tests;

•

impairing our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	limiting our ability to pay dividends to our stockholders;

•	preventing us from entering into transactions with affiliates or entering into sale and leaseback transactions that may be beneficial to us;

•	limiting our ability to purchase or acquire property or assets, merge or consolidate with other entities or sell all or substantially all of our assets;

•	increasing our vulnerability to interest rate increases;

•	causing a competitive disadvantage relative to similar companies that have less debt; and

•	increasing our vulnerability to adverse economic and industry conditions as a result of our significant debt level.

Our credit facility and certain of our indentures for our public debt contain financial covenants and other restrictions, including covenants that limit our discretion with respect to business matters, including mergers or acquisitions, incurring additional debt or disposing of assets. A breach of any of these restrictions by us could permit our lenders or note-holders, as applicable, to declare all amounts outstanding under these debt agreements to be immediately due and payable and, in the case of our revolving credit facility, to terminate all commitments to extend further credit. In addition, our credit facility, senior subordinated notes and substantially all of our hedging arrangements contain certain provisions that provide for cross defaults and acceleration of those debt and hedging instruments in certain situations. Accordingly, if an event of default were to occur, we may not be able to pay our debts or borrow sufficient funds to refinance them. Even if new financing were available, it may not be on terms acceptable to us. As a result of this risk, we could be forced to take actions that we otherwise would not take, or not take actions that we otherwise might take, in order to comply with such covenants. For example, these restrictions could also limit our ability to obtain future financings, make needed capital expenditures, withstand a downturn in our business or the economy in general, or otherwise conduct necessary corporate activities.

Our ability to access capital markets to raise capital on favorable terms will be affected by our debt level, the amount of our debt maturing in the next several years and current maturities, and by prevailing market conditions. Moreover, if the rating agencies were to downgrade our credit ratings, then we could experience an increase in our borrowing costs, difficulty assessing capital markets or a reduction in the market price of our common units. Such a development could adversely affect our ability to obtain financing for working capital, capital expenditures or acquisitions or to refinance existing indebtedness. If we are unable to access the capital markets on favorable terms in the future, we might be forced to seek extensions for some of our short-term securities or to refinance some of our debt obligations through bank credit, as opposed to long-term public debt securities or equity securities. The price and terms upon which we might receive such extensions or additional bank credit, if at all, could be more onerous than those contained in existing debt agreements. Any such arrangements could, in turn, increase the risk that our leverage may adversely affect our future financial and operating flexibility.

USE OF PROCEEDS

The net proceeds from the offering, after deducting the underwriting discounts and estimated offering expenses will be approximately $990.9 million. We intend to use a portion of the net proceeds from this offering to purchase for cash our 2016 Notes tendered and accepted by us for purchase pursuant to the Tender Offer, including the payment of accrued and unpaid interest. If we purchase all of the 2016 Notes in the Tender Offer before the early consent date, we expect the aggregate purchase price will be approximately $565 million, excluding accrued and unpaid interest but including fees and expenses. We intend to use the balance of the net proceeds from this offering to repay a portion of the borrowings outstanding under our credit arrangements, which were used to fund the redemption of our 6 5/8% senior subordinated notes due 2014 and for general working capital purposes. Amounts repaid under our credit arrangements may be reborrowed subject to the terms of the arrangements. This offering is not contingent on the closing of the Tender Offer. To the extent that we purchase less than all of the 2016 Notes in the Tender Offer or do not complete the Tender Offer, we may use a portion of the net proceeds from this offering to redeem the 2016 Notes not purchased in the Tender Offer, and expect to use any net proceeds not used to redeem 2016 Notes to repay additional borrowings outstanding under our credit arrangements or for general corporate purposes. Pending the application of the net proceeds to finance the Tender Offer, we intend to reduce the borrowings outstanding under our credit arrangements, and we may temporarily invest the remaining net proceeds in cash equivalents or short-term investments.

As of June 8, 2012, we had approximately $531.5 million of borrowings outstanding under our credit arrangements, leaving available capacity of approximately $903.5 million. As of June 8, 2012, the effective average interest rate for these borrowings under our credit arrangements was 1.8762% per annum. Our credit facility matures in June 2016.

Affiliates of certain of the underwriters are lenders under our credit arrangements, and in such capacity will receive a portion of the net proceeds of this offering from the repayment of borrowings outstanding. Additionally, Wells Fargo Securities, LLC is the sole dealer manager for the Tender Offer. Certain of the underwriters and their affiliates may hold our 2016 Notes, which may be repurchased pursuant to the Tender Offer, and as such may receive a portion of the net proceeds from this offering. Please read “Underwriting (Conflicts of Interest)”.

CAPITALIZATION

The following table sets forth as of March 31, 2012, our cash and cash equivalents and our capitalization (i) on an actual basis and (ii) on an as adjusted basis to give effect to (a) the redemption of our 6 5/8% senior subordinated notes due 2014, which was completed on April 30, 2012 for an aggregate purchase price of approximately $329 million, including fees and expenses related to redemption but excluding accrued interest, (b) the net proceeds from this offering of approximately $991 million, and (c) the purchase of the 2016 Notes, assuming that all $550 million of the 2016 Notes are tendered and purchased in the Tender Offer prior to the early consent date at an aggregate purchase price of approximately $565 million, including fees and expenses related to the Tender Offer but excluding accrued interest.

We are permitted, among other things, to amend or terminate the Tender Offer, and there is no assurance that the Tender Offer will be consummated in accordance with its terms, or at all. Please read “Use of Proceeds” in this prospectus supplement for a description of our alternate use of proceeds from this offering, which are not reflected in the table below.

	As of March 31, 2012
	Actual	As Adjusted
	(dollars in millions)
Cash and cash equivalents(1)	$27	$124

Long-term debt:
Credit arrangements(1)	—	—
5 3/4% senior notes due 2022	750	750
5 5/8% senior notes due 2024 offered hereby	—	1,000
6 5/8% senior subordinated notes due 2014(2)	325	—
6 5/8% senior subordinated notes due 2016	550	—
7 1/8% senior subordinated notes due 2018	600	600
6 7/8% senior subordinated notes due 2020	695	695

Total long-term debt	$2,920	$3,045
Stockholders’ equity:
Preferred stock ($0.01 par value; 5,000,000 shares authorized; no shares issued and outstanding)	—	—
Common stock ($0.01 par value; 200,000,000 shares authorized; 136,396,431 issued and outstanding)	1	1
Additional paid-in capital	1,497	1,497
Treasury stock (at cost; 1,585,053 shares)	(48)	(48)
Accumulated other comprehensive loss	(8)	(8)
Retained earnings	2,600	2,600

Total stockholders’ equity	4,042	4,042

Total capitalization	$6,962	$7,087

(1)

As of June 8, 2012, we had approximately $531.5 million of borrowings outstanding under our credit arrangements which includes, among other expenditures, approximately $329 million used to redeem our 6 5/8% senior subordinated notes due 2014 on April 30, 2012. On an as adjusted basis, if we assume this debt to be outstanding as of March 31, 2012 in addition to the assumptions set forth above, then cash and cash equivalents would be $27 million and the amount outstanding under our credit arrangements would be approximately $106 million.

(2)	On April 30, 2012, we completed the redemption of all outstanding 6 5/8% senior subordinated notes due 2014.

DESCRIPTION OF THE NOTES

Newfield Exploration Company will issue the notes offered hereby (the “Notes”) as a new series of its senior debt securities described in the accompanying prospectus. The Notes will be issued under a Senior Indenture dated as of February 28, 2001, between us and U.S. Bank National Association (as successor to Wachovia Bank, National Association, formerly First Union National Bank), as trustee (the “Trustee”), as supplemented by an indenture supplement creating the Notes (the “Indenture”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

Certain terms used in this description are defined under the subheading “— Certain Definitions”. In this description, the words “Company,” “we,” “us” and “our” refer only to Newfield Exploration Company and not to any of its subsidiaries. The registered holder of a Note will be treated as the owner of it for all purposes, and all references in this “Description of the Notes” to “holders” mean holders of record, unless otherwise indicated. The following description, together with the applicable information under the caption “Description of Debt Securities” in the accompanying prospectus, summarize the material provisions of the Notes and the Indenture. The summary of selected provisions of the Notes and the Indenture referred to below supplements, and to the extent inconsistent supersedes and replaces, the description of the general terms and provisions of the debt securities and the Indenture contained in the accompanying prospectus under the caption “Description of Debt Securities”. The description does not restate any of these instruments in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the Notes. A form of the Indenture is available from us.

General

The Notes.    The Notes:

•	are our general unsecured, senior obligations;

•

will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness, and will be senior in right of payment to our existing senior subordinated notes and any of our future subordinated obligations;

•	constitute a new series of debt securities issued under the Indenture;

•	will be limited initially to an aggregate principal amount of $1 billion, subject to our ability to issue additional Notes from time to time;

•	will mature on July 1, 2024;

•	will not be entitled to the benefit of any sinking fund; and

•	will be issued in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

Interest.    Interest on the Notes will:

•	accrue at the rate of 5 5/8% per annum;

•	accrue from the date of original issuance or the most recent interest payment date;

•	be payable in cash semi-annually in arrears on January 1 and July 1 of each year, commencing on January 1, 2013;

•	be payable to holders of record on the December 15 and June 15 immediately preceding the related interest payment dates; and

•	be computed on the basis of a 360-day year consisting of twelve 30-day months.

We may issue additional Notes from time to time in the future that would have the same terms as the Notes offered hereby, without the consent of the holders of the Notes. Any such additional Notes shall be consolidated and form a single series with, and shall have identical terms and conditions as the Notes offered hereby, except for issue date, issue price, first date from which interest accrues and first interest payment date. We may also issue additional series of debt securities under the Indenture from time to time.

Ranking

The Notes will be our unsecured and unsubordinated obligations, will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness, and will rank senior to our existing senior subordinated notes and any future subordinated obligations.

All of our international, U.S. mid-continent and Rocky Mountain properties, and a significant portion of our onshore Gulf Coast properties and a small portion of our Gulf of Mexico properties are owned and operated by our subsidiaries. Distributions or advances from our subsidiaries are a source of funds to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the Notes. The Notes will be structurally subordinated to all obligations of these subsidiaries, including claims of trade payables and tort claimants. This means that holders of the Notes will have a junior position to the claims of creditors of these subsidiaries on their assets and earnings. The Notes will also be effectively subordinated to any secured debt we may incur, to the extent of the value of the assets securing that debt. The Indenture does not limit the amount of debt our subsidiaries can incur, and it permits us to incur some secured debt.

Optional Redemption

The Notes will be redeemable, at our option, at any time in whole, or from time to time in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the Notes to be redeemed; or

•

the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 50 basis points;

plus, in either case, accrued and unpaid interest to, but not including, the redemption date.

The redemption price for Notes called for redemption becomes due on the relevant date fixed for redemption. Notices of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed at its registered address. The notice of redemption for the Notes will state, among other things, the amount of Notes to be redeemed, the redemption date, the redemption price (or the method by which it will be calculated) and the place(s) that payment will be made upon presentation and surrender of Notes to be redeemed. Unless we default in payment of the redemption price, interest will cease to accrue on any Notes that have been called for redemption at the redemption date. If less than all the Notes are redeemed at any time, the Trustee will select the Notes to be redeemed by lot, on a pro rata basis or by any other method the Trustee deems fair and appropriate.

For purposes of determining the optional redemption price, the following definitions are applicable:

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any redemption date for the Notes, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if we obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Independent Investment Banker” means Wells Fargo Securities, LLC, and its successor, as selected by us, or, if such firm is unwilling or unable to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee and reasonably acceptable to us.

“Reference Treasury Dealer” means (i) a Primary Treasury Dealer (as defined herein) selected by Wells Fargo Securities, LLC and its successor, unless it ceases to be a primary U.S. government securities dealer in New York City (a “Primary Treasury Dealer”), in which case we will substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date for the Notes, an average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue for the Notes (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Yield” means, with respect to any redemption date for the Notes, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding the redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for the redemption date.

Except as set forth above, the Notes will not be redeemable by us at our option prior to maturity and will not be entitled to the benefit of any sinking fund.

Change of Control

Upon the occurrence of a Change of Control Triggering Event, then, unless we have exercised our right to redeem all the Notes, each holder will have the right to require that we repurchase such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Change of Control Triggering Event” means the occurrence of either of the following:

(1)    if the Notes are not rated Investment Grade by both of the Rating Agencies on the first day of the Trigger Period, the Notes are downgraded by both of the Rating Agencies on any date during the Trigger Period by at least one rating category (e.g., from BB+ to BB or Ba1 to Ba2) from the applicable rating of the Notes on the first day of the Trigger Period, or

(2)    if the Notes are rated Investment Grade by both of the Rating Agencies on the first day of the Trigger Period, the Notes cease to be rated Investment Grade by both of the Rating Agencies on any date during the Trigger Period;

provided, however, that for so long as any of our Existing Senior Subordinated Notes are outstanding, if we are required to offer to purchase any such Existing Senior Subordinated Notes as a result of the occurrence of a Change of Control (as defined in such Existing Senior Subordinated Notes), then the occurrence of such Change of Control will constitute a Change of Control Triggering Event for the Notes. For purposes of the foregoing, “Existing Senior Subordinated Notes” means our 6 5/8% Senior Subordinated Notes due 2016, 7 1/8% Senior Subordinated Notes due 2018 and 6 7/8% Senior Subordinated Notes due 2020, in each case outstanding on the issue date of the Notes.

If a Rating Agency is not providing a rating for the Notes at the commencement of any Trigger Period, the Notes will be deemed to have been downgraded by at least one rating category or have ceased to be rated Investment Grade, as applicable, by such Rating Agency during that Trigger Period. Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually occurred.

“Change of Control” means the occurrence of any of the following:

(1)    any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person will be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of our Voting Stock (provided that a transaction described in clause (4) below (without regard to the exceptions therein) will be governed by clause (4) below and not this clause (1));

(2)    during any period of two consecutive years, individuals who, at the beginning of such period, constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by our shareholders was approved by a vote of the majority of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office;

(3)    the adoption of a plan relating to our liquidation or dissolution; or

(4)    our merger or consolidation with or into another Person or the merger of another Person with or into us, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person, other than a transaction following which (A) in the case of a merger or consolidation transaction, holders of securities that represented 100% of our Voting Stock immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person (or any parent thereof) in such merger or consolidation transaction immediately after such transaction and (B) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a subsidiary of the transferor of such assets.

Unless we have exercised our right to redeem all the Notes and have delivered an irrevocable notice of redemption to the Trustee, within 30 days following any Change of Control Triggering Event, we will mail a notice to each holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1)    that a Change of Control Triggering Event has occurred and that such holder has the right to require us to purchase such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2)    the circumstances and relevant facts regarding such Change of Control Triggering Event (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control Triggering Event);

(3)    the purchase date (which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)    the instructions, as determined by us, consistent with the covenant described in this section, that a holder must follow in order to have its Notes purchased.

We will not be required to make a Change of Control Offer following a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described in this section, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described in this section by virtue of our compliance with such securities laws or regulations.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between us and the underwriters. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not result in a Change of Control Triggering Event under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings.

The Revolving Credit Facility provides that the occurrence of certain change of control events with respect to us will constitute a default under the Revolving Credit Facility. Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. In addition, the exercise by the holders of their right to require us to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company (determined on a consolidated basis) to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of our assets. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require us to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control Triggering Event may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Certain Covenants

Limitation on Liens.    Nothing in the Indenture or the Notes in any way limits the amount of indebtedness or securities (other than the Notes) that we or any of our subsidiaries may incur or issue. The Indenture provides that we will not, and will not permit any Restricted Subsidiary to, issue, assume or guarantee any Indebtedness for borrowed money secured by any Lien on any property or asset now owned or hereafter acquired by us or such Restricted Subsidiary without making effective provision whereby any and all Notes then or thereafter outstanding will be secured by a Lien equally and ratably with any and all other obligations thereby secured for so long as any such obligations shall be so secured.

The foregoing restriction will not, however, apply to:

•	Liens existing on the original issue date of the Notes or provided for under the terms of agreements existing on such date;

•	Liens on properties securing:

•	all or any portion of the cost of exploration, drilling or development of such properties,

•	all or any portion of the cost of acquiring, constructing, altering, improving or repairing any properties or assets or improvements used or to be used in connection with such properties or

•	Indebtedness incurred by us or any Restricted Subsidiary to provide funds for the activities set forth in the two bullet points immediately above with respect to such properties;

•	Liens securing Indebtedness owed by a Restricted Subsidiary to us or to any other Restricted Subsidiary;

•

Liens on property existing at the time of acquisition of such property by us or a subsidiary or Liens on the property of any corporation or other entity existing at the time such corporation or other entity becomes a Restricted Subsidiary of the Company or is merged with the Company in compliance with the Indenture and in either case not incurred in connection with the acquisition of such property or such corporation or other entity becoming a Restricted Subsidiary of the Company or being merged with the Company, provided that such Liens do not cover any property or assets of the Company or any of its Restricted Subsidiaries other than the property so acquired (or improvements, accessions, proceeds or distributions with respect thereto);

•

Liens on any property securing (i) Indebtedness incurred in connection with the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue bond financing or (ii) Indebtedness issued or guaranteed by the United States or any State thereof or any department, agency or instrumentality of the United States or any State thereof;

•

any Lien extending, renewing or replacing (or successive extensions, renewals or replacements of) any Lien of any type permitted under any bullet point above, provided that such Lien extends to or covers only the property that is subject to the Lien being extended, renewed or replaced (or improvements, accessions, proceeds or distributions with respect thereto);

•	certain Liens arising in the ordinary course of business of the Company and the Restricted Subsidiaries;

•	any Lien resulting from the deposit of moneys or evidences of indebtedness in trust for the purpose of defeasing Indebtedness of the Company or any Restricted Subsidiary; or

•

Liens (exclusive of any Lien of any type otherwise permitted under any bullet point above or below) securing Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount which, together with the aggregate amount of Attributable Indebtedness deemed to be outstanding in respect of all Sale/Leaseback Transactions entered into pursuant to clause (a) of the covenant described under “— Certain Covenants — Limitation on Sale/Leaseback Transactions” below (exclusive of any such Sale/Leaseback Transactions otherwise permitted under one of the bullet points above), does not at the time such Indebtedness is incurred exceed 15% of our Consolidated Net Tangible Assets (as shown in the most recent published quarterly or year-end consolidated balance sheet of the Company and its subsidiaries).

The following types of transactions will not be prohibited or otherwise limited by the foregoing covenant:

•

the sale, granting of Liens with respect to, or other transfer of, crude oil, natural gas or other petroleum hydrocarbons in place for a period of time until, or in an amount such that, the transferee will realize therefrom a specified amount (however determined) of money or of such crude oil, natural gas or other petroleum hydrocarbons;

•	the sale or other transfer of any other interest in property of the character commonly referred to as a production payment, overriding royalty, forward sale or similar interest;

•

the entering into of Currency Hedge Obligations, Interest Rate Hedging Agreements or Oil and Gas Hedging Contracts, although Liens securing any Indebtedness for borrowed money that is the subject of any such obligations are not permitted, unless permitted under the provisions of the covenant as described above; and

•

the granting of Liens required by any contract or statute in order to permit us or any Restricted Subsidiary to perform any contract or subcontract made by it with or at the request of the United States or any State thereof or any department, agency or instrumentality of either, or to secure partial, progress, advance or other payments to us or any Restricted Subsidiary by such governmental unit pursuant to the provisions of any contract or statute.

Limitation on Sale/Leaseback Transactions.    The Indenture provides that we will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with any Person (other than us or a Restricted Subsidiary) unless:

(a)    we or such Restricted Subsidiary would be entitled to incur Indebtedness, in a principal amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction, secured by a Lien on the property subject to such Sale/Leaseback Transaction pursuant to the covenant described under “— Certain Covenants — Limitation on Liens” above without equally and ratably securing the Notes pursuant to such covenant;

(b)    after the original issue date of the Notes and within a period commencing six months prior to the consummation of such Sale/Leaseback Transaction and ending six months after the consummation thereof, we or the Restricted Subsidiary will have expended for property used or to be used in the ordinary course of business of the Company and the Restricted Subsidiaries (including amounts expended for the exploration, drilling or development thereof, and for additions, alterations, repairs and improvements thereto) an amount equal to all or a portion of the net proceeds of such Sale/Leaseback Transaction and we elect to designate such amount pursuant to this clause (b) with respect to such Sale/Leaseback Transaction (with any such amount not being so designated and not permitted under clause (a) to be applied as set forth in clause (c) below); or

(c)    we, during the 12-month period after the effective date of such Sale/Leaseback Transaction, will have applied to the voluntary defeasance or retirement of the Notes or any Pari Passu Indebtedness an amount equal to the greater of the net proceeds of the sale or transfer of the property leased in such Sale/Leaseback Transaction and the fair value, as determined by our Board of Directors, of such property at the time of entering into such Sale/Leaseback Transaction (in either case adjusted to reflect the remaining term of the lease and any amount designated by us as set forth in clause (b) above), less an amount equal to the principal amount of the Notes and Pari Passu Indebtedness voluntarily defeased or retired by us within such 12-month period and not designated with respect to any other Sale/Leaseback Transaction entered into by us or any Restricted Subsidiary during such period.

Subsidiary Guarantors.    The Notes are not guaranteed by any of our subsidiaries. The Indenture provides that if any subsidiary of the Company guarantees any of our Funded Indebtedness at any time in the future, then we will cause the Notes to be equally and ratably guaranteed by such subsidiary.

Events of Default

An Event of Default is defined in the Indenture as being:

•	default by us for 30 days in payment when due of any interest on the Notes;

•	default by us in any payment when due of principal of or premium, if any, on the Notes;

•

default by us in performance of any other covenant or agreement in the Notes or the Indenture which has not been remedied within 90 days after written notice by the Trustee or by the holders of at least 25% in principal amount of the Notes then outstanding;

•

the acceleration of the maturity of any Indebtedness for borrowed money of the Company or any Restricted Subsidiary (other than the Notes) (provided that such acceleration is not rescinded within a period of 30 days from the occurrence of such acceleration) having an outstanding principal amount of $100 million or more individually or in the aggregate, or a default in the payment of any principal or interest in respect of any Indebtedness for borrowed money of the Company or any Restricted Subsidiary (other than the Notes) having an outstanding principal amount of $100 million or more individually or in the aggregate and such default shall be continuing for a period of 30 days after expiration of any grace period without the Company or such Restricted Subsidiary curing of such default (the “cross acceleration provision”);

•

failure by us or any Restricted Subsidiary to pay final, non-appealable judgments aggregating in excess of $100 million, which judgments are not paid, discharged or stayed for a period of 60 days (the “judgment default provision”); or

•	certain events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (as defined in the Indenture) (the “bankruptcy provisions”).

Defeasance and Covenant Defeasance

We may elect either (i) to defease and be discharged from any and all obligations with respect to the Notes (except as otherwise provided in the Indenture) (“defeasance”) or (ii) to be released from our obligations with respect to certain covenants that are described in the Indenture (“covenant defeasance”), upon deposit with the Trustee, in trust for such purpose, of money and/or government obligations that through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient, without reinvestment, to pay the principal of, premium, if any, and interest on the Notes to maturity or redemption, as the case may be, and any mandatory sinking fund or analogous senior payments on the Notes. As a condition to defeasance or covenant defeasance, we must deliver to the Trustee an opinion of counsel to the effect that the holders of the Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture. We may exercise our defeasance option with respect to the Notes notwithstanding our prior exercise of our covenant defeasance option. If we exercise our defeasance option, payment of the Notes may not thereafter be accelerated because of an Event of Default.

If we exercise our covenant defeasance option, payment of the Notes may not there after be accelerated by reference to any covenant from which we are released as described under clause (ii) of the immediately preceding paragraph. However, if acceleration were to occur for other reasons, the realizable value at the acceleration date of the money and government obligations in the defeasance trust could be less than the principal and interest then due on the Notes, in that the required deposit in the defeasance trust is based upon scheduled cash flows rather than market value, which will vary depending upon interest rates and other factors.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of debt securities and certain rights of the Trustee, as expressly provided for in such Indenture) as to the Notes when:

(1)    either (a) all of the Notes previously authenticated and delivered under the Indenture (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for the payment of which money has theretofore been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all such Notes not previously delivered to the Trustee for cancellation have become due and payable, will become due and payable at their stated maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in our name, and at our expense, and we have irrevocably deposited or caused to be deposited with the Trustee funds, in an amount sufficient to pay and discharge the entire indebtedness on such Notes not previously delivered to the Trustee for cancellation, for principal of and premium, if any, and interest on the Notes to the date of deposit (in the case of debt securities that have become due and payable) or to the stated maturity or redemption date, as the case may be, together with instructions from us irrevocably directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)    we have paid all other sums then due and payable under the Indenture by us; and

(3)    we have delivered to the Trustee an officer’s certificate and an opinion of counsel, which, taken together, state that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture with respect to the Notes have been complied with.

Amendments and Waivers

The Indenture and the Notes are subject to amendments and waivers as provided in the Indenture, including, in certain circumstances, without the consent of holders of the Notes.

No Personal Liability of Directors, Managers, Officers, Employees, Partners, Members and Stockholders

No director, manager, officer, employee, incorporator, member or stockholder of the Company or any subsidiary guarantor, as such, will have any liability for any of our obligations or obligations of any such subsidiary guarantor, as applicable, under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes waives and releases all such potential liability. The waiver and release are part of the consideration for issuance of the Notes.

Certain Definitions

“Attributable Indebtedness,” when used with respect to any Sale/Leaseback Transaction, means, as at the time of determination, the present value (discounted at a rate equivalent to our then-current weighted average cost of funds for borrowed money as at the time of determination, compounded on a semi-annual basis) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease can be extended).

“Board of Directors” means our board of directors or any committee thereof duly authorized to act on behalf of such board.

“Capital Stock” of any Person means any and all shares, units of beneficial interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities or other Indebtedness convertible into such equity.

“Consolidated Net Tangible Assets” means, for us and our Restricted Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles, the aggregate amounts of assets (less depreciation and valuation reserves and other reserves and items deductible from gross book value of specific asset accounts under generally accepted accounting principles) that would be included on a balance sheet after deducting therefrom (a) all liability items except deferred income taxes, Funded Indebtedness, other long-term liabilities and shareholders’ equity and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles.

“Currency Hedge Obligations” means obligations incurred in the ordinary course of business pursuant to any foreign currency exchange agreement, option or futures contract or other similar agreement or arrangement designed to protect against or manage exposure to fluctuations in foreign currency exchange rates.

“Funded Indebtedness” means all Indebtedness that matures by its terms, or that is renewable at the option of any obligor thereon to a date, more than one year after the date on which such Indebtedness is originally incurred.

“Indebtedness” means (i) all indebtedness for borrowed money (whether or not the recourse of the lender is to the whole of the assets of the borrower or only to a portion thereof), (ii) all obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), other than standby letters of credit incurred in the ordinary course of business, (iv) all obligations to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business, (v) all Indebtedness of others secured by a Lien on any asset of the relevant entity, whether or not such Indebtedness is assumed by such entity, and (vi) all Indebtedness of others guaranteed by the relevant entity to the extent of such guarantee.

“Interest Rate Hedging Agreements” means obligations under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect the relevant entity or any of its subsidiaries against fluctuations in interest rates.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s) and a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P), or their equivalents by a substitute Rating Agency appointed by us pursuant to clause (ii) of the definition of “Rating Agency”.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset (including any production payment, advance payment or similar arrangement with respect to minerals in place), whether or not filed, recorded or otherwise perfected under applicable law.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Oil and Gas Hedging Contracts” means any oil and gas purchase or hedging agreement or other agreement or arrangement that is designed to provide protection against oil and gas price fluctuations.

“Pari Passu Indebtedness” means any Indebtedness of the Company, whether outstanding on the original issue date of the Notes or thereafter incurred or assumed, unless, in the case of any particular Indebtedness, the instrument governing the Indebtedness expressly provides that such Indebtedness shall be subordinated in right of payment to the Notes.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Rating Agency” means (i) each of Moody’s and S&P and (ii) if either Moody’s or S&P ceases to rate the Notes or provide rating services to issuers or investors, we may appoint a replacement for such Rating Agency.

“Restricted Subsidiary” means any subsidiary the principal business of which is carried on in, or the majority of the operating assets of which are located in, the United States (including areas subject to its jurisdiction).

“Revolving Credit Facility” means the Credit Agreement, dated as of June 2, 2011, by and among us and JPMorgan Chase Bank, N.A., as Administrative Agent, Wells Fargo Bank, N.A., as Syndication Agent, and BBVA Compass, The Bank of Tokyo-Mitsubishi UFJ, Ltd., and DNB Bank ASA, as Co-Documentation Agents, and other Lenders thereto, as amended and restated from time to time.

“S&P” means Standard & Poor’s Financial Services LLC, a division of The McGraw-Hill Companies, Inc., and its successors.

“Sale/Leaseback Transaction” means any arrangement with another Person providing for the leasing by us or any Restricted Subsidiary, for a period of more than three years, of any property that has been or is to be sold or transferred by us or such Restricted Subsidiary to such other Person in contemplation of such leasing.

“Trigger Period” means the period commencing on the day of the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as either of the Rating Agencies has publicly announced that it is considering a possible ratings change).

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

Book Entry, Delivery and Form

The Notes will be issued in the form of one or more fully registered global notes (each a “global note”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depositary”) and registered in the name of Cede & Co., the Depositary’s nominee. We will not issue notes in certificated form except in certain circumstances. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary (the “Depositary Participants”). Investors may elect to hold interests in the global notes through either the Depositary (in the United States), or Clearstream Banking Luxembourg S.A. (“Clearstream Luxembourg”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) (in Europe) if they are participants in those systems, or indirectly through organizations that are participants in those systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depositary. At the present time, Citibank, N.A. acts as U.S. depositary for Clearstream Luxembourg and JPMorgan Chase Bank acts as U.S. depositary for Euroclear (the “U.S. Depositaries”). Beneficial interests in the global notes will be held in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Except as set forth below, the global notes may be transferred, in whole but not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

The Depositary has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants (“Direct Participants”) deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by NYSE Euronext and the Financial Industry Regulatory Authority, Inc. Access to the Depositary’s book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the SEC.

Clearstream Luxembourg has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations, known as Clearstream Luxembourg participants, and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg participants through electronic book-entry changes in accounts of Clearstream Luxembourg participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Clearstream Luxembourg participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream Luxembourg participant either directly or indirectly.

Distributions with respect to the Notes held beneficially through Clearstream Luxembourg will be credited to the cash accounts of Clearstream Luxembourg participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.

Euroclear has advised us that it was created in 1968 to hold securities for its participants, known as Euroclear participants, and to clear and settle transactions between Euroclear participants and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear is owned by Euroclear Clearance System Public Limited Company and operated through a license agreement by Euroclear Bank S.A./N.V., known as the Euroclear operator. The Euroclear operator provides Euroclear participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing and related services. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. The Euroclear operator is regulated and examined by the Belgian Banking and Finance Commission.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, collectively referred to as the terms and conditions. The terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. Depositary for Euroclear.

If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in definitive form in exchange for the entire global note representing the Notes. In addition, we may at any time, and in our sole discretion, determine not to have the Notes represented by the global note and, in such event, will issue notes in definitive form in exchange for the global note representing the Notes. In any such instance, an owner of a beneficial interest in the global note will be entitled to physical delivery in definitive form of notes represented by such global note equal in principal amount to such beneficial interest and to have such notes in definitive form registered in its name.

Title to book-entry interests in the Notes will pass by book-entry registration of the transfer within the records of Clearstream Luxembourg, Euroclear or the Depositary, as the case may be, in accordance with their respective procedures. Book-entry interests in the Notes may be transferred within Clearstream Luxembourg and within Euroclear and between Clearstream Luxembourg and Euroclear in accordance with procedures established for these purposes by Clearstream Luxembourg and Euroclear. Book-entry interests in the Notes may be transferred within the Depositary in accordance with procedures established for this purpose by the Depositary. Transfers of book-entry interests in the Notes among Clearstream Luxembourg and Euroclear and the Depositary may be effected in accordance with procedures established for this purpose by Clearstream Luxembourg, Euroclear and the Depositary.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to the acquisition, ownership and disposition of the notes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date of this document, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of the notes.

This discussion is limited to holders who purchase the notes in this offering for a price equal to the issue price of the notes (i.e., the first price at which a substantial amount of the notes is sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and who hold the notes as capital assets (generally, property held for investment). This discussion does not address any estate or gift tax considerations or any tax considerations arising under the laws of any foreign, state, local or other jurisdiction. In addition, this discussion does not address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	persons subject to the alternative minimum tax;

•	entities that are tax-exempt for U.S. federal income tax purposes; and

•	partnerships and other pass-through entities and holders of interests therein.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner of the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership acquiring the notes, you are urged to consult your own tax advisor about the U.S. federal income tax consequences of acquiring, holding and disposing of the notes.

INVESTORS CONSIDERING THE PURCHASE OF NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP OR DISPOSITION OF THE NOTES UNDER U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

In certain circumstances (see “Description of the Notes — Optional Redemption” and “— Change of Control”), we may elect to or be obligated to pay amounts on the notes that are in excess of stated interest or principal on the notes. We do not intend to treat the possibility of paying such additional amounts as causing the notes to be treated as contingent payment debt instruments. However, additional income will be recognized if any such additional payment is made. Our position that the notes are not contingent payment debt instruments is binding upon all holders of the notes, unless a holder properly discloses to the IRS that it is taking a contrary position. Our position is not binding on the IRS, and it is possible that the IRS may take a different position, in which case a holder might be required to accrue interest income at a higher rate than the stated interest rate and to treat as ordinary interest income any gain realized on the taxable disposition of the note. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. Investors should consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

Tax Consequences to U.S. Holders

You are a “U.S. holder” for purposes of this discussion if you are a beneficial owner of a note and you are for U.S. federal income tax purposes:

•	an individual who is a U.S. citizen or U.S. resident alien;

•

a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Interest on the notes.    Interest on the notes generally will be taxable to you as ordinary income at the time it is received or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.

Disposition of the notes.    You will generally recognize capital gain or loss on the sale, redemption, exchange, retirement or other taxable disposition of a note. This gain or loss will equal the difference between the proceeds you receive (excluding any proceeds attributable to accrued but unpaid interest, which will be recognized as ordinary interest income to the extent you have not previously included such amounts in income) and your adjusted tax basis in the note. The proceeds you receive will include the amount of any cash and the fair market value of any other property received for the note. Your adjusted tax basis in the note will generally equal the amount you paid for the note. The gain or loss will be long-term capital gain or loss if you held the note for more than one year at the time of the sale, redemption, exchange, retirement or other disposition. Long-term capital gains of individuals, estates and trusts currently are subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses may be subject to limitation.

Information reporting and backup withholding.    Information reporting generally will apply to payments of interest on, and the proceeds of the sale or other disposition (including a retirement or redemption) of, notes held by you unless, in each case, you are an exempt recipient such as a corporation and demonstrate that status when requested. Backup withholding may apply to such payments unless you provide the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and you timely provide the required information or appropriate claim form to the IRS.

Tax Consequences to Non-U.S. Holders

You are a “non-U.S. holder” for purposes of this discussion if you are a beneficial owner of a note that is an individual, corporation, estate or trust for U.S. federal income tax purposes and you are not a U.S. holder.

Payments of interest on the notes.    Payments to you of interest on the notes generally will be exempt from U.S. federal withholding tax under the “portfolio interest” exemption if you properly certify as to your foreign status as described below, and:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a “controlled foreign corporation” that is related to us (actually or constructively);

•

you are not a bank whose receipt of interest on the notes is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

•	interest on the notes is not effectively connected with your conduct of a U.S. trade or business.

The portfolio interest exemption and several of the special rules for non-U.S. holders described below generally apply only if you appropriately certify as to your foreign status. You can generally meet this certification requirement by providing a properly executed IRS Form W-8BEN (or successor form) to us, or our paying agent. If you hold the notes through a financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to the agent. Your agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided to us or our paying agent. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to U.S. federal withholding tax at a 30% rate, unless you provide us or our paying agent with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of an income tax treaty, or the payments of interest are effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by you in the United States) and you meet the certification requirements described below. (See “— Income or gain effectively connected with a U.S. trade or business”.)

Disposition of the notes.    You generally will not be subject to U.S. federal income tax on any gain realized on the sale, redemption, exchange, retirement or other taxable disposition of a note unless:

•

the gain is effectively connected with the conduct by you of a U.S. trade or business (and, if required by an applicable income tax treaty, is treated as attributable to a permanent establishment maintained by you in the United States); or

•	you are an individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

If you are a non-U.S. holder described in the first bullet point above, you generally will be subject to U.S. federal income tax in the manner described under “— Income or gain effectively connected with a U.S. trade or business”. If you are a non-U.S. holder described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax (or lower applicable treaty rate) on the gain derived from the sale or other disposition, which may be offset by U.S. source capital losses.

Income or gain effectively connected with a U.S. trade or business.    If any interest on the notes or gain from the sale, redemption, exchange, retirement or other taxable disposition of the notes is effectively connected with a U.S. trade or business conducted by you (and, if required by an applicable income tax treaty, is treated as attributable to a permanent establishment maintained by you in the United States), then the income or gain will be subject to U.S. federal income tax at regular graduated income tax rates in generally the same manner as if you were a U.S. holder. If you are a corporation, that portion of your earnings and profits that is effectively connected with your U.S. trade or business may also be subject to a “branch profits tax” at a 30% rate, although an applicable income tax treaty may provide for a lower rate. Effectively connected interest income will not be subject to U.S. withholding tax if you satisfy certain certification requirements by providing to us or our paying agent a properly executed IRS Form W- 8ECI (or successor form) or IRS Form W-8BEN (or successor form) claiming exemption under an income tax treaty.

Information reporting and backup withholding.    Payments to you of interest on a note and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you.

United States backup withholding generally will not apply to payments to you of interest on a note if the certification requirements described in “Tax Consequences to Non-U.S. Holders — Payments of interest on the notes” are met or you otherwise establish an exemption, provided that we do not have actual knowledge or reason to know that you are a United States person.

Payment of the proceeds of a disposition (including a retirement or redemption) of a note effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption. Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the disposition of a note effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption, information reporting will apply to a payment of the proceeds of the disposition of a note effected outside the United States by such a broker if it:

•	is a United States person;

•	is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	is a controlled foreign corporation for U.S. federal income tax purposes; or

•

is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a U.S. trade or business.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and you timely provide the required information or appropriate claim form to the IRS.

Recent Legislation

For tax years beginning after December 31, 2012, recently enacted legislation is scheduled to impose a 3.8% tax on the “net investment income” of certain U.S. citizens and resident aliens, and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes gross income from interest and net gain from the disposition of property, such as the notes, less certain deductions.

Prospective holders should consult their tax advisors with respect to the tax consequences of the legislation described above.

Additionally, under recently enacted legislation regarding foreign account tax compliance, certain account information with respect to U.S. holders who hold notes through certain foreign financial institutions may be reportable to the IRS. In addition, in some cases an individual who holds notes may be required to report such ownership in the individual’s U.S. federal income tax return. You should consult with your own tax advisor regarding the possible implications of this recently enacted legislation on your investment in the notes.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. WE URGE EACH PROSPECTIVE INVESTOR TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in an underwriting agreement, the underwriters named below, for whom Wells Fargo Securities, LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the principal amount of notes indicated below:

Name	Principal Amount of Notes
Wells Fargo Securities, LLC	$580,000,000
J.P. Morgan Securities LLC	80,000,000
Goldman, Sachs & Co.	60,000,000
Mitsubishi UFJ Securities (USA), Inc.	55,000,000
DNB Markets, Inc.	42,500,000
Barclays Capital Inc.	30,000,000
Mizuho Securities USA Inc.	27,500,000
CIBC World Markets Corp.	25,000,000
Citigroup Global Markets Inc.	25,000,000
RBC Capital Markets, LLC	25,000,000
SMBC Nikko Capital Markets Limited	25,000,000
U.S. Bancorp Investments, Inc.	25,000,000

Total	$1,000,000,000

The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any are taken. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to 0.500 percent of the principal amount of the notes. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to 0.250 percent of the principal amount of the notes to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities. Notes sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover page of this prospectus supplement.

After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the representative.

The following table shows the underwriting discounts we will pay to the underwriters in connection with the offering (expressed as a percentage of the principal amount of the notes).

	Per Note	Total
Underwriting discounts paid by us	0.875%	$8,750,000

We estimate that our expenses in connection with the sale of the notes, other than the underwriting discounts, will be approximately $400,000.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange. We have been advised by the underwriters that the underwriters intend to make a market in the notes, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering of the notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

The underwriters and their respective affiliates have provided, or may in the future provide, investment banking, commercial banking and other financial and advisory services to us or our subsidiaries, including underwriting and the provision of financial advice, and have received, or may in the future receive, customary fees and commissions for their services. Wells Fargo Securities, LLC is serving as the sole dealer manager for the Tender Offer.

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve our or our subsidiaries securities and/or instruments. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We expect delivery of the notes will be made against payment therefor on or about June 26, 2012, which is the fifth business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

SMBC Nikko Capital Markets Limited is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering is within the United States, as facilitated by an affiliated U.S. registered broker-dealer, SMBC Nikko Securities America, Inc. (“SMBC Nikko-SI”), as permitted under applicable law. To that end, SMBC Nikko Capital Markets Limited and SMBC Nikko-SI have entered into an agreement pursuant to which SMBC Nikko-SI provides certain advisory and/or other services with respect to this offering. In return for the provision of such services by SMBC Nikko-SI, SMBC Nikko Capital Markets Limited will pay to SMBC Nikko-SI a mutually agreed-fee.

Conflicts of Interest

Under our revolving credit facility, an affiliate of Wells Fargo Securities, LLC serves as syndication agent, and Wells Fargo Securities, LLC serves as documentation agent. An affiliate of J.P. Morgan Securities LLC serves as administrative agent and issuing bank and affiliates of DNB Markets, Inc. and Mitsubishi UFJ Securities (USA), Inc. serve as documentation agents. Additionally, affiliates of each of the underwriters are lenders under one or more of our credit arrangements. These affiliates will receive their respective share of any repayment by us of borrowings outstanding under our credit arrangements from the net proceeds of this offering. Certain of the underwriters and their affiliates may hold our 2016 Notes, which may be repurchased pursuant to the Tender Offer, and as such may receive a portion of the net proceeds from this offering. One or more of the underwriters or their affiliates or associated persons may receive more than 5% of the net proceeds of the offering as a result of this repayment. Accordingly, the offering is being conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, or FINRA. Pursuant to Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important business and financial information to you that is not included in or delivered with this prospectus supplement and the accompanying prospectus by referring you to publicly filed documents that contain the omitted information.

You may read and copy the information that we incorporate by reference in this prospectus supplement and the accompanying prospectus as well as other reports, proxy statements and other information that we file with the SEC at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, we are required to file electronic versions of those materials with the SEC through the SEC’s EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information that registrants, such as us, file electronically with the SEC.

The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information we later file with the SEC will automatically update and supersede earlier information. We incorporate by reference the following documents filed with the SEC by us and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering of the notes has been completed (except for information furnished to the SEC that is not deemed to be “filed” for purposes of the Exchange Act):

•	Our Annual Report on Form 10-K for the year ended December 31, 2011;

•	Our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2012; and

•	Our Current Reports on Form 8-K filed on May 9, 2012 and June 19, 2012 (with respect to Item 8.01).

You may also request a copy of the information we incorporate by reference in this prospectus supplement and the accompanying prospectus (other than exhibits, unless the exhibits are specifically incorporated by reference) at no cost by writing or telephoning us at Newfield Exploration Company, 4 Waterway Square Place, Suite 100, The Woodlands, Texas 77380, Attention: Stockholder Relations, Telephone (281) 210-5100.

LEGAL MATTERS

McGuireWoods LLP will pass upon the validity of the notes for us. Baker Botts L.L.P., Houston, Texas, will pass upon certain legal matters for the underwriters. Baker Botts L.L.P. has in the past represented us in matters unrelated to the offering.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

GLOSSARY OF OIL AND GAS TERMS

The following is a description of the meanings of some terms generally used in the oil and gas industry.

when describing natural gas:	Mcf	=	thousand cubic feet
	MMcf	=	million cubic feet
	Bcf	=	billion cubic feet
	Tcf	=	trillion cubic feet
when describing oil:	Bbl	=	barrel
	MBbls	=	thousand barrels
	MMBbls	=	million barrels
	BOPD	=	barrels per day
when describing natural gas and oil together:	one barrel of oil	=	6 Mcf of gas equivalent
	BOE	=	barrel of oil equivalent
	BOEPD	=	barrel of oil equivalent per day
	Mcfe	=	thousand cubic feet equivalent
	MMcfe	=	million cubic feet equivalent
	MMcfe/d	=	million cubic feet equivalent per day
	Bcfe	=	billion cubic feet equivalent
	Tcfe	=	trillion cubic feet equivalent

Condensate.    Hydrocarbons which are in a gaseous state under reservoir conditions but which become liquid at the surface and may be recovered by conventional separators.

Natural gas liquids.    Hydrocarbons found in natural gas which may be extracted as liquefied petroleum gas and natural gasoline.

Oil.    Crude oil, condensate and natural gas liquids.

Probable reserves.    Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. The SEC provides a complete definition of probable reserves in Rule 4-10(a)(18) of Regulation S-X.

Proved developed reserves.    In general, proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods. The SEC provides a complete definition of developed oil and gas reserves in Rule 4-10(a)(6) of Regulation S-X.

Proved reserves.    Proved reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Proved undeveloped reserves.    In general, proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. The SEC provides a complete definition of undeveloped oil and gas reserves in Rule 4-10(a)(31) of Regulation S-X.

Reserve and related information for 2011, 2010 and 2009 is presented consistent with the requirements of the Modernization of Oil and Gas Reporting rules released by the SEC on December 31, 2008. These revised rules require disclosing oil and gas proved reserves by significant geographic area when such reserves represent more than 15% of total proved reserves, using the 12-month average beginning-of-month commodity prices for the year unless contractual arrangements designate commodity prices, and expand the use of reliable technologies to establish reasonable certainty of the producibility of oil and gas reserves. These rules do not allow for the restatement of prior-year reserve information. All information related to periods prior to 2009 is presented in conformance with prior SEC rules using year-end commodity prices for the estimation of proved reserves; however, prior-year proved reserve data has been reclassified to conform to the current-year presentation of significant geographic areas.

PROSPECTUS

Newfield Exploration Company

Debt Securities, Common Stock and Preferred Stock

We offer and sell from time to time:

•	our debt securities;

•	shares of our common stock;

•	shares of our preferred stock; or

•	any combination of the foregoing.

This prospectus provides you with a general description of the securities that may be offered. Each time securities are sold, we will provide one or more supplements to this prospectus that contain more specific information about the offering and the terms of the securities. Securities may be sold for U.S. dollars, foreign currency or currency units.

Our common stock is listed on the New York Stock Exchange under the symbol “NFX.”

Investing in our securities involves certain risks. See “Risk Factors” on page 2 of this prospectus before making an investment in our securities.

We may offer and sell these securities to or through one or more underwriters, dealers or agents, or directly to investors, on a continuous or delayed basis.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense

The date of this prospectus is August 10, 2011

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC using a “shelf” registration process. Under this process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus and, if applicable, a pricing supplement that will contain specific information about the terms of that offering. The prospectus supplement and any pricing supplement may also add, update, or change information contained in this prospectus. You should read this prospectus, the prospectus supplement and any pricing supplement together with the additional information described under the heading “Where You Can Find More Information” below.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

As noted above, we have filed with the SEC a registration statement on Form S-3 to register the securities. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all the information set forth in the registration statement. For further information you may refer to the registration statement and to the exhibits filed as part of the registration statement. You can review and copy the registration statement and its exhibits at the public reference facilities maintained by the SEC as described above. The registration statement, including its exhibits, is also available on the SEC’s website.

Our common stock is listed on the New York Stock Exchange under the symbol “NFX.” Our reports, proxy statements and other information may be read and copied at the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to certain of those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a),

(i)

13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (other than information furnished to, and not filed with, the SEC) until we sell all of the securities or until we terminate this offering:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2010;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011;

•	Current Reports on Form 8-K filed on January 10, 2011, May 11, 2011, June 3, 2011 and August 9, 2011; and

•	the description of our common stock filed as an exhibit to our Form S-3 registration statement filed on August 10, 2011.

You may request a copy of these filings, except exhibits to such documents unless those exhibits are specifically incorporated by reference into this prospectus, at no cost, by writing or telephoning us at:

Newfield Exploration Company

Attention: Stockholder Relations

363 North Sam Houston Parkway East

Suite 100

Houston, Texas 77060

(281) 847-6000

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement or any pricing supplement. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus or any prospectus supplement or any pricing supplement is accurate as of any date other than the date on the front of those documents.

SAFE HARBOR AND CAUTIONARY STATEMENTS

This prospectus, any accompanying prospectus supplement and the documents we incorporate by reference may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance. These statements, by their nature, involve estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statements. Factors that could cause actual results to differ from those in the forward-looking statements may accompany the statements themselves; generally applicable factors that could cause actual results or outcomes to differ from those expressed in the forward-looking statements will be discussed in our reports on Forms 10-K, 10-Q and 8-K incorporated by reference herein and in any prospectus supplements.

By making forward-looking statements, we are not intending to become obligated to publicly update or revise any forward-looking statements whether as a result of new information, future events or other changes. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as at the dates on which such statement was made.

NEWFIELD EXPLORATION COMPANY

We are an independent oil and gas company engaged in the exploration, development and acquisition of oil and gas properties. Our domestic areas of operation include the Anadarko and Arkoma basins of the Mid-Continent, the Rocky Mountains, onshore Texas, Appalachia and the Gulf of Mexico. Internationally, we are active in Malaysia and China.

Our executive offices are located at 363 North Sam Houston Parkway East, Suite 100, Houston, Texas 77060, and our telephone number is (281) 847-6000. We maintain a website on the Internet at http://www.newfield.com. However, the information on our website is not part of this prospectus.

RISK FACTORS

Investing in our securities involves certain risks. You are urged to read and consider risk factors relating to our business and an investment in our securities as described from time to time in our Annual Reports on Form 10-K, as may be updated from time to time in our Quarterly Reports on Form 10-Q and other filings with the SEC, each as incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks, as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones we face. Additional risks not currently known to us or that we currently deem immaterial may also have a material adverse effect on us. The prospectus supplement applicable to each type or series of securities we offer will contain a discussion of additional risks applicable to an investment in us and the particular type of securities we are offering under that prospectus supplement.

USE OF PROCEEDS

Except as may otherwise be described in an accompanying prospectus supplement, the net proceeds from the sale of the securities offered pursuant to this prospectus and any accompanying prospectus supplement will be used for general corporate purposes. Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in an accompanying prospectus supplement. Pending the application of the proceeds, we expect to invest the net proceeds in U.S. treasury notes, Eurodollar time deposits and moneymarket funds.

RATIOS OF EARNINGS TO FIXED CHARGES

For purposes of computing the ratio of earnings to fixed charges, earnings (loss) consist of income (loss) from continuing operations before income taxes plus fixed charges (excluding capitalized interest) and fixed charges consist of interest (both expensed and capitalized), and the estimated interest component of rent expense.

The ratio of earnings to fixed charges presented below shall also serve to represent the ratio of preference dividends to earnings.

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

For the Six Months Ended June 30,	For the Year Ended December 31,
2011	2010	2009		2008		2007	2006
4.4x	5.8x	—	(1)	—	(1)	3.4x	11.3x

(1)	Earnings for 2008 and 2009 were insufficient to cover fixed charges by $595 million and $936 million, respectively, due to non-cash charges of $1.9 billion and $1.3 billion, respectively, associated with ceiling test write-downs in the respective periods.

DESCRIPTION OF DEBT SECURITIES

Any debt securities issued using this prospectus will be our direct unsecured general obligations. The debt securities may be issued from time to time in one or more series. The particular terms of each series that is offered will be described in one or more prospectus supplements accompanying this prospectus. The debt securities will be either senior debt securities or subordinated debt securities. Any senior debt securities will be issued under the senior indenture dated as of February 28, 2001 between us and U.S. Bank National Association

(as successor to Wachovia Bank, National Association (formerly First Union National Bank)), as trustee. Subordinated debt securities will be issued under the subordinated indenture dated as of December 10, 2001 between us and U.S. Bank National Association (as successor to Wachovia Bank, National Association (formerly First Union National Bank)), as trustee. We have filed the senior indenture and the subordinated indenture as exhibits to the registration statement. We have summarized selected provisions of these indentures below. The summary is not complete. You should read the indentures for provisions that may be important to you.

General

The indentures provide that debt securities in separate series may be issued from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for any series of debt securities. We will determine the terms and conditions of any series of debt securities, including the maturity, principal and interest, but those terms must be consistent with the applicable indenture. The terms and conditions of a particular series of debt securities will be set forth in a supplemental indenture or in a resolution of our board of directors.

Senior debt securities will rank equally with all of our other senior unsecured and unsubordinated debt. Subordinated debt securities will be subordinated in right of payment to the prior payment in full of all or some of our senior debt as described under “— Subordinated Debt Securities.”

A prospectus supplement relating to any series of debt securities being offered will include specific terms related to that offering, including the price or prices at which the debt securities will be issued. These terms will include some or all of the following:

•	the title of the debt securities;

•	with respect to subordinated debt securities, any addition to or change in the subordination provisions set forth in the subordinated indenture;

•	the total principal amount of the debt securities;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate and interest payment dates for the debt securities;

•	if such debt securities will be guaranteed by our subsidiary guarantors, any additional terms relating to such guarantees;

•

any change in (including the elimination of the applicability of) the provisions set forth in the applicable indenture that provide the terms upon which the debt securities may be redeemed at our option;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any change in (including the elimination of the applicability of) the defeasance provisions set forth in the applicable indenture;

•	any addition to or change in the events of default set forth in the applicable indenture;

•	if convertible into our common stock or any of our other securities, the terms upon which such debt securities are convertible;

•	an addition to or change in the covenants set forth in the applicable indenture; and

•	any other terms of the debt securities.

If so provided in an applicable prospectus supplement, we may issue debt securities at a discount below their principal amount and may pay less than the entire principal amount of debt securities upon declaration of acceleration of their maturity. An applicable prospectus supplement will describe all material U.S. federal income tax, accounting and other considerations applicable to debt securities issued with original issue discount.

Senior Debt Securities

Senior debt securities will be our unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated debt. Senior debt securities will, however, be subordinated in right of payment to all our secured indebtedness to the extent of the value of the assets securing such indebtedness. Unless otherwise specified in an applicable prospectus supplement, there will be no limit on:

•	the amount of additional indebtedness that may rank equally with the senior debt securities; or

•	on the amount of indebtedness, secured or otherwise, that may be incurred, or preferred stock that may be issued, by any of our subsidiaries.

Subordinated Debt Securities

Under the subordinated indenture, payment of the principal of and interest and any premium on subordinated debt securities will generally be subordinated in right of payment to the prior payment in full of all of our senior debt, including any senior debt securities. A prospectus supplement relating to a particular series of subordinated debt securities will summarize the subordination provisions applicable to that series, including:

•	the applicability and effect of such provisions to and on any payment or distribution of our assets to creditors upon any liquidation, bankruptcy, insolvency or similar proceedings;

•

the applicability and effect of such provisions upon specified defaults with respect to senior debt, including the circumstances under which and the periods in which we will be prohibited from making payments on subordinated debt securities; and

•	the definition of “senior debt” applicable to the subordinated debt securities of that series.

The failure to make any payment on any of the subordinated debt securities because of the subordination provisions of the subordinated indenture will not prevent the occurrence of an event of default under the subordinated debt securities.

Redemption

A series of debt securities will be redeemable, at our option, at any time in whole, or from time to time in part, as specified in a prospectus supplement applicable to a series of debt securities.

Debt securities called for redemption become due on the date fixed for redemption. Notices of redemption will be mailed at least 30, but not more than 60, days before the redemption date to each holder of record of the debt securities to be redeemed at its registered address. The notice of redemption for the debt securities will state, among other things, the amount of debt securities to be redeemed, the redemption date, the redemption price and the place(s) that payment will be made upon presentation and surrender of debt securities to be redeemed. Unless we default in payment of the redemption price, interest will cease to accrue on any debt securities that have been called for redemption at the redemption date. If less than all the debt securities of a series are redeemed at any time, the trustee will select the debt securities to be redeemed by the method the trustee deems fair and appropriate.

Defeasance

We will be discharged from our obligations on the debt securities of any series at any time if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of that series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the applicable indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related debt securities. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the debt securities and the value of the holder’s interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

Covenants

Under the indentures, we will be required to:

•	pay the principal, interest and any premium on the debt securities when due;

•	maintain a place of payment;

•	deliver an officer’s certificate to the applicable trustee within 120 days after the end of each fiscal year confirming our compliance with our obligations under the applicable indenture; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

Any additional covenants will be described in an accompanying prospectus supplement.

Events of Default

Unless otherwise specified in an accompanying prospectus supplement, each of the following will constitute an event of default under the indentures with respect to a series of debt securities:

•	default by us for 30 days in payment when due of any interest on any debt securities of such series;

•	default by us in any payment when due of principal of or premium, if any, on any debt securities of such series;

•	default by us in the deposit of any sinking fund payment, when and as due by the terms of any debt securities of such series;

•

default by us in performance of any other covenant or warranty applicable to such series of debt securities that has not been remedied within 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of the series of debt securities then outstanding; or

•	certain events involving bankruptcy, insolvency or reorganization of us or any restricted subsidiary.

If an event of default (other than as a result of bankruptcy, insolvency or reorganization) for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount of the debt securities of that series (or such portion of the principal amount of such debt securities as may be specified in an accompanying prospectus supplement) to be due and payable immediately. If an event of default results from bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of a series (or such portion of the principal amount of such debt securities as may be specified in an accompanying prospectus supplement) will automatically become immediately due and payable. If an acceleration occurs, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can rescind the acceleration.

The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers the withholding of notice to be in the best interests of the holders. Other than its duties in case of an event of default, a trustee is not obligated to exercise any of its rights or powers under the applicable indenture at the request of any of the holders, unless the holders offer the trustee reasonable indemnity and certain other conditions are satisfied. Subject to indemnification of the trustee and the satisfaction of certain other conditions, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

The holders of debt securities of any series will not have any right to institute any proceeding with respect to the applicable indenture, unless:

•	the holder has given written notice to the trustee of an event of default;

•

the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holder or holders have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

•

the trustee fails to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer.

These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of payment of the principal of and interest or premium on such debt security on or after the applicable due date specified in such debt security.

Under each indenture, we are or will be required to furnish to the trustee annually within 120 days of the end of each fiscal year a statement by certain of our officers as to whether or not we are in default in the performance of any of the terms of the applicable indenture.

Conversion Rights

Unless otherwise specified in an accompanying prospectus supplement, debt securities will not be convertible into other securities. If a particular series of debt securities may be converted into other securities, that conversion will be according to the terms and conditions contained in an accompanying prospectus supplement. These terms will include the conversion price, the conversion period, provisions as to whether conversion will be mandatory, at the option of the holders of such series of debt securities or at our option, the events requiring an adjustment of the conversion price and provisions affecting conversion if such series of debt securities is called for redemption.

Payment and Transfer

Unless otherwise indicated in an accompanying prospectus supplement, the debt securities of each series initially will be issued only in book-entry form represented by one or more global notes initially registered in the name of Cede & Co., as nominee of The Depository Trust Company (often referred to as DTC), or such other name as may be requested by an authorized representative of DTC, and deposited with DTC. Unless otherwise indicated in an accompanying prospectus supplement, debt securities will be issued in denominations of $1,000 each or multiples thereof.

Unless otherwise indicated in an accompanying prospectus supplement, beneficial interests in debt securities in global form will be shown on, and transfers of interests in debt securities in global form will be made only through, records maintained by DTC and its participants. Debt securities in definitive form, if any, may be registered, exchanged or transferred at the office or agency maintained by us for such purpose (which initially will be the corporate trust office of the trustee located at 5555 San Felipe, Suite 1150, Houston, Texas 77056).

Unless otherwise indicated in an accompanying prospectus supplement, no global security may be exchanged in whole or in part for debt securities registered in the name of any person other than the depositary for such global security or any nominee of such depositary unless:

•	the depositary is unwilling or unable to continue as depositary;

•	an event of default has occurred and is continuing; or

•	as otherwise provided in an accompanying prospectus supplement.

Unless otherwise indicated in an accompanying prospectus supplement, payment of principal of and premium, if any, and interest on debt securities in global form registered in the name of or held by DTC or its nominee will be made in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global debt security. However, if any of the debt securities of such series are no longer represented by global debt securities, payment of interest on such debt securities in definitive form may, at our option, be made at the corporate trust office of the trustee or by check mailed directly to registered holders at their registered addresses or by wire transfer to an account designated by a registered holder.

No service charge will apply to any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any applicable transfer tax or other similar governmental charge.

We are not required to transfer or exchange any debt security selected for redemption for a period of 15 days before the selection of the debt securities to be redeemed.

Consolidation, Merger and Sale of Assets

We may consolidate with or merge into, or sell or lease substantially all of our properties to any person if:

•

the successor person (if any) is a corporation, partnership, limited liability company, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the debt securities and under the applicable indenture;

•

immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing; and

•	any other conditions (if any) specified in an accompanying prospectus supplement are met.

When the conditions are satisfied, the successor will succeed to and be substituted for us under the applicable indenture, and, in the case of a sale of substantially all of our properties, we will be relieved of our obligations under the applicable indenture and the debt securities issued under it.

Modification and Waiver

Under each indenture, our rights and obligations and the rights of holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent.

The holders of a majority of the outstanding debt securities of all series under the applicable indenture with respect to which a default has occurred and is continuing may waive a default for all those series, except a default in the payment of principal or interest, or any premium, on any debt securities or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding debt security of the series affected.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the law of the State of New York.

Information Concerning the Trustee

U.S. Bank National Association (as successor to Wachovia Bank, National Association) is the trustee under our senior indenture and our subordinated indenture. U.S. Bank is also a lender under our credit arrangements. U.S. Bank is also a lender under our credit arrangements and U.S. Bancorp Equipment Finance, Inc., a subsidiary of U.S. Bank, is the lessor under our master equipment finance lease agreement.

DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

Pursuant to our certificate of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of July 20, 2011, we had 134,618,805 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Our common stockholders are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of our common stockholders. Our common stockholders do not have cumulative voting rights.

Our common stockholders are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. Dividends on our common stock are, however, subject to any preferential dividend rights of outstanding preferred stock. We do not intend to pay cash dividends on our common stock in the foreseeable future. Upon our liquidation, dissolution or winding up, our common stockholders are entitled to receive ratably our net assets available after payment of all of our debts and other liabilities. Any payment is, however, subject to the prior rights of any outstanding preferred stock. Our common stockholders do not have any preemptive, subscription, redemption or conversion rights.

Our transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

Preferred Stock

The following summary describes certain general terms of our authorized preferred stock. If we offer preferred stock, a description will be filed with the SEC and the specific terms of the preferred stock will be described in an accompanying prospectus supplement, including the following terms:

•	the series, the number of shares offered and the liquidation value of the preferred stock;

•	the price at which the preferred stock will be issued;

•	the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

•	the liquidation preference of the preferred stock;

•	the voting rights of the preferred stock;

•	whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

•	whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and

•	any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

Our certificate of incorporation allows our board of directors to issue preferred stock from time to time in one or more series, without any action being taken by our stockholders. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors may adopt resolutions to issue shares of a series of our preferred stock, and establish their terms. These terms may include:

•	voting powers;

•	designations;

•	preferences;

•	dividend rights;

•	dividend rates;

•	terms of redemption;

•	redemption process;

•	conversion rights; and

•	any other terms permitted to be established by our certificate of incorporation and by applicable law.

The preferred stock will, when issued, be fully paid and non assessable.

Anti-Takeover Provisions

Certain provisions in our certificate of incorporation and bylaws may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts.

Stockholder Action by Written Consent.  Under the Delaware General Corporation Law, unless the certificate of incorporation of a corporation specifies otherwise, any action that could be taken by stockholders at an annual or special meeting may be taken without a meeting and without notice to or a vote of other stockholders if a consent in writing is signed by the holders of outstanding stock having voting power that would be sufficient to take such action at a meeting at which all outstanding shares were present and voted. Our certificate of incorporation and bylaws provide that stockholder action may be taken in writing by the consent of holders of not less than 66 2/3% of the outstanding shares entitled to vote at a meeting of stockholders. As a result, stockholders may not act upon any matter except at a duly called meeting or by the written consent of holders of 66 2/3% or more of the outstanding shares entitled to vote.

Supermajority Vote Required for Certain Transactions.  The affirmative vote of the holders of at least 66 2/3% of the outstanding shares of common stock is required to approve any merger or consolidation of our company or any sale or transfer of all or substantially all of our assets.

Blank Check Preferred Stock.  Our certificate of incorporation authorizes blank check preferred stock. Our board of directors can set the voting, redemption, conversion and other rights relating to such preferred stock and can issue such stock in either a private or public transaction. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common stock and the likelihood that holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of our company.

Business Combinations under Delaware Law.  We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. Section 203 prevents an interested stockholder (i.e., a person who owns 15% or more of our outstanding voting stock) from engaging in certain business combinations with our company for three years following the date that the person became an interested stockholder. These restrictions do not apply if:

•

before the person became an interested stockholder, our board of directors approved either the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding voting stock at the time the transaction commenced; or

•

following the transaction in which the person became an interested stockholder, the business combination is approved by both our board of directors and the holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

Limitation of Liability of Officers and Directors

Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breach of officers’ and directors’ fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission.

Our certificate of incorporation limits the liability of our officers and directors to our company and our stockholders to the fullest extent permitted by Delaware law. Specifically, our officers and directors will not be personally liable for monetary damages for breach of an officer’s or director’s fiduciary duty in such capacity, except for liability:

•	for any breach of the officer’s or director’s duty of loyalty to our company or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation law; or

•	for any transaction from which the officer or director derived an improper personal benefit.

The inclusion of this provision in our certificate of incorporation may reduce the likelihood of derivative litigation against our officers and directors, and may discourage or deter stockholders or management from bringing a lawsuit against our officers and directors for breach of their duty of care, even though such an action, if successful, might have otherwise benefited our company and our stockholders. Both our certificate of incorporation and bylaws provide indemnification to our officers and directors and certain other persons with respect to certain matters to the maximum extent allowed by Delaware law as it exists now or may hereafter be amended. These provisions do not alter the liability of officers and directors under federal securities laws and do not affect the right to sue, nor to recover monetary damages, under federal securities laws for violations thereof.

PLAN OF DISTRIBUTION

We may sell the offered securities:

•	through underwriters or dealers;

•	through agents; or

•	directly to one or more purchasers, including existing stockholders in a rights offering.

By Underwriters

If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless indicated in an accompanying prospectus supplement, the underwriters must purchase all the securities offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

By Agents

Offered securities may also be sold through agents designated by us. Unless indicated in an accompanying prospectus supplement, any such agent is acting on a best efforts basis for the period of its appointment.

Direct Sales; Rights Offerings

Offered securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may sell offered securities upon the exercise of rights that may be issued to our securityholders.

Delayed Delivery Arrangements

We may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase offered securities providing for payment and delivery on a future date specified in an accompanying prospectus supplement. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, education and charitable institutions and such other institutions as may be approved by us. The obligations of any such purchasers under such delayed delivery and payment arrangements will be subject to the condition that the purchase of the offered securities will not at the time of delivery be prohibited under applicable law. The underwriters and such agents will not have any responsibility with respect to the validity or performance of such contracts.

General Information

Underwriters, dealers and agents that participate in the distribution of offered securities may be underwriters as defined in the Securities Act and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation will be described in an accompanying prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

LEGAL OPINIONS

The validity of the securities offered by this prospectus will be passed upon by McGuireWoods LLP. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.